CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	March 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$152,013	$176,515
Amounts receivable (note 6)	106	88
Value-added taxes receivable	15,921	10,211
Prepaid expenses and other	3,447	3,303
Total current assets	171,487	190,117

Non-current assets
Value-added taxes receivable	9,885	13,082
Deposits	93	92
Mineral property, plant and equipment (note 3)	186,507	165,686
Total non-current assets	196,485	178,860

TOTAL ASSETS	$367,972	$368,977

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 6 and 7)	$10,683	$10,385
Lease liabilities	180	178
Total current liabilities	10,863	10,563

Non-current liabilities
Lease liabilities	227	263
Debt (note 4)	87,364	87,168
Reclamation and closure provision (note 5)	2,709	2,713
Total liabilities	101,163	100,707

Shareholders' equity
Capital stock (note 7)	402,526	401,736
Share-based payment reserve (note 7)	10,266	9,782
Foreign currency translation reserve	20,193	14,194
Deficit	(166,176)	(157,442)
Total shareholders' equity	266,809	268,270

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$367,972	$368,977

Nature of operations (note 1)

Commitments (note 3)

Subsequent events (note 10)

Approved by the Board and authorized for issue on May 9, 2022:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2022	2021

Operating expenses
Exploration and evaluation expenditures	$(1,754)	$(2,123)
Depreciation (note 3)	(14)	(15)
General and administrative expenses	(580)	(458)
Marketing	(154)	(188)
Professional fees (note 6)	(255)	(326)
Remuneration (note 6)	(648)	(494)
Share-based compensation (notes 6 and 7)	(420)	(540)
	(3,825)	(4,144)
Other income (expense)
Foreign exchange loss	(5,300)	(8,458)
Interest expense	(61)	(7)
Interest income	383	212
Loss before income taxes	(8,803)	(12,397)

Income tax recovery (expense)	57	(254)
Loss for the period	$(8,746)	$(12,651)

Other comprehensive income
Foreign currency translation adjustment	5,999	8,627
Comprehensive loss for the period	$(2,747)	$(4,024)

Basic and diluted loss per common share	$(0.06)	$(0.09)

Weighted average number of common shares outstanding	145,705	135,555

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE THREE MONTHS ENDED MARCH 31,

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(8,746)	$(12,651)
Adjustments for:
Depreciation (note 3)	14	15
Foreign exchange loss, unrealized	3,386	6,823
Income tax recovery	(57)	-
Interest expense	61	7
Interest income	(383)	(212)
Share-based compensation	551	585
Changes in non-cash working capital items:
Amounts receivable	10	209
Value-added taxes receivable	(2,513)	(3,091)
Prepaids and deposits	(171)	(260)
Accounts payable and accrued liabilities	(687)	(3,153)
Net cash used in operating activities	(8,535)	(11,728)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	357	82
Expenditures on mineral properties, plant and equipment	(17,437)	(30,842)
Net cash used in investing activities	(17,080)	(30,760)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	492	138,386
Capital stock issuance costs	-	(6,526)
Loan interest payment	(1,901)	(634)
Payment of lease liabilities	(40)	(36)
Net cash (used in) provided by financing activities	(1,449)	131,190

Effect of foreign exchange on cash and cash equivalents	2,562	2,135

Change in cash and cash equivalents, during the period	(24,502)	90,837
Cash and cash equivalents, beginning of the period	176,515	135,136
Cash and cash equivalents, end of the period	$152,013	$225,973

Cash and cash equivalents is represented by:
Cash	$111,048	$95,695
Cash equivalents	40,965	130,278
Total cash and cash equivalents	$152,013	$225,973

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Accounts payable and accrued liabilities	$7,503	$10,253
Depreciation (note 3)	$564	$110
Loan interest accretion (note 4)	$196	$54
Share-based compensation	$496	$195
Interest on lease liabilities	$4	$-
Change in reclamation and closure provision	$(53)	$-
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$-	$42

Supplementary cash flow information	March 31, 2022	December 31, 2021
Mineral property, plant, and equipment in accounts payable and accrued liabilities	$7,503	$6,611

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS; SHARES IN THOUSANDS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2020	129,329	$265,939	$8,978	$8,869	$(134,786)	$149,000

Capital stock issued	15,008	138,069	-	-	-	138,069
Capital stock issuance costs	-	(6,568)	-	-	-	(6,568)
Stock options exercised	121	495	(178)	-	-	317
Stock options forfeited	-	-	(85)	-	85	-
Share-based compensation, stock options	-	-	426	-	-	426
Foreign exchange translation	-	-	-	8,627	-	8,627
Net loss for the period	-	-	-	-	(12,651)	(12,651)

Balance at March 31, 2021	144,458	$397,935	$9,141	$17,496	$(147,352)	$277,220

Capital stock issuance costs	-	(77)	-	-	-	(77)
Stock options exercised	1,191	3,878	(1,441)	-	-	2,437
Stock options forfeited	-	-	(23)	-	23	-
Share-based compensation, stock options	-	-	2,105	-	-	2,105
Foreign exchange translation	-	-	-	(3,302)	-	(3,302)
Net loss for the period	-	-	-	-	(10,113)	(10,113)

Balance at December 31, 2021	145,649	$401,736	$9,782	$14,194	$(157,442)	$268,270

Stock options exercised (note 7)	220	790	(298)	-	-	492
Stock options forfeited (note 7)	-	-	(12)	-	12	-
Share-based compensation, stock options (note 7)	-	-	794	-	-	794
Foreign exchange translation	-	-	-	5,999	-	5,999
Net loss for the period	-	-	-	-	(8,746)	(8,746)

Balance at March 31, 2022	145,869	$402,526	$10,266	$20,193	$(166,176)	$266,809

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration and development company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary development asset is the Las Chispas Project, located in Sonora, Mexico.

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, restrictions on the construction and commissioning of the Company's process plant, and other factors that depend on future developments beyond the Company's control. The current circumstances are dynamic and the impacts of COVID-19 on the Company's development and exploration activities, including the impact on the construction and commissioning schedule of its process plant, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and use of judgments and estimates were presented in notes 2 and 3, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on May 9, 2022.

Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. There has been no change to the Company's subsidiaries since December 31, 2021. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control. Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

3.  MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property and equipment	Construction in progress	Mineral property	Exploration and evaluation assets	Total
Cost
At December 31, 2020	$4,181	$28,768	$4,312	$2,488	$39,749
Additions	9,553	60,598	57,973	-	128,124
Transfers	5,083	(5,083)	-	-	-
At December 31, 2021	18,817	84,283	62,285	2,488	167,873
Additions	352	6,944	14,103	-	21,399
Transfers	799	(799)	-	-	-
At March 31, 2022	$19,968	$90,428	$76,388	$2,488	$189,272

Accumulated depreciation
At December 31, 2020	$(740)	$-	$-	$-	$(740)
Depreciation for the year	(1,447)	-	-	-	(1,447)
At December 31, 2021	(2,187)	-	-	-	(2,187)
Depreciation for the period	(578)	-	-	-	(578)
At March 31, 2022	$(2,765)	$-	$-	$-	$(2,765)

Carrying amounts
At December 31, 2021	$16,630	$84,283	$62,285	$2,488	$165,686
At March 31, 2022	$17,203	$90,428	$76,388	$2,488	$186,507

On December 31, 2020, the Company's subsidiary entered into an engineering, procurement, and construction ("EPC") agreement with Ausenco Engineering Canada Inc. and its affiliate ("Ausenco") to construct a 1,250 tonne per day process plant at Las Chispas. The EPC agreement has a fixed price of $76,455 and at March 31, 2022, the Company had incurred $70,109 in milestone payments (December 31, 2021 - $68,580) which were recorded as construction in progress.

At March 31, 2022, the Company had committed to incur an additional $6,632, including $6,346 to Ausenco, of costs related to construction in progress.

4.  DEBT

On December 31, 2020, the Company's subsidiary entered into a credit agreement for a secured project financing facility (the "facility") for the Las Chispas Project of up to $120,000. The Company drew $30,000 on December 31, 2020, as required, and made drawdowns of $30,000 on both August 31, 2021 and December 30, 2021. The remaining $30,000 is available until August 31, 2022.

All amounts borrowed under the facility are due on December 31, 2024. The Company may voluntarily prepay amounts borrowed under the facility but would incur fees of 3.0% or 1.5% of the prepaid principal amount if prepaid before December 31, 2023 or December 31, 2024, respectively. During the three months ended March 31, 2022, the Company did not prepay any borrowed amounts.

Amounts borrowed under the facility and any deferred interest payments incur interest at a rate of 6.95% per annum plus the greater of either 3-month LIBOR (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company has the option to defer interest payments until after the availability period which, subject to the draw-down schedule noted above, is December 31, 2020 to August 31, 2022. During the three months ended March 31, 2022, the Company did not exercise its option to defer interest payments and made interest payments of $1,901.

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 - Financial Instruments, and addresses how to account for changes in contractual cash flows that may result due to the transition from LIBOR to alternative interest rate benchmarks. At March 31, 2022, the Company and the lender had not agreed upon an equivalent benchmark to 3-month LIBOR. The Company anticipates a replacement benchmark will be determined in June 2023, when the 3-month LIBOR rate will be phased out. However, once a new benchmark is agreed upon, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

4.  DEBT (continued)

All debts under the facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and pledges of the securities of the Company's subsidiaries. In connection with the facility, the Company must also maintain a certain working capital ratio and adhere to other non-financial covenants. As at March 31, 2022, the Company was in compliance with these covenants.

The debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the debt using the effective interest rate method. During the three months ended March 31, 2022, interest cost recorded on the facility of $2,097 (March 31, 2021 - $688) was capitalized to mineral property.

The Company paid a 3% arrangement fee of $3,600 on December 31, 2020 of which $900 was recorded as a transaction cost and $2,700 was recorded as a prepaid expense, in proportion to the amount of debt drawn on the facility. The Company also incurred $531 in related transaction costs of which $133 was recorded as a transaction cost and $398 was recorded as a prepaid expense (on the same pro rata basis).

A summary of debt transactions is as follows:

	March 31, 2022	December 31, 2021
Balance, beginning of period (year)	$87,168	$28,967
Drawdown	-	60,000
Interest expense (capitalized to mineral property, plant and equipment)	2,097	3,703
Interest payment	(1,901)	(3,436)
Transaction costs	-	(2,066)
Balance, end of period (year)	$87,364	$87,168

5. RECLAMATION AND CLOSURE PROVISION

Changes to the reclamation and closure provision were as follows:

	March 31, 2022	December 31, 2021
Balance, beginning of period (year)	$2,713	$-
Increase in estimated cash flows resulting from current activities	296	2,713
Changes in estimate	(349)	-
Accretion	56	-
Effect of changes in foreign exchange rates	(7)	-
Balance, end of period (year)	$2,709	$2,713

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

  The discount rate used in discounting the estimated reclamation and closure cost provision was 8.6% (2021 - 5.5%) during the three months ended March 31, 2022 and is a risk-free rate based on the Bank of Mexico’s 10 year bond rate.
  The majority of the expenditures are expected to occur in 2031.
  A 1% change in the discount rate would result in an approximately $200 increase or decrease in the provision, while holding other assumptions consistent.

The undiscounted value of the reclamation and closure provision is estimated to be $5,579 which is calculated using a long-term inflation rate assumption of 4.8%.

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

6.  RELATED PARTY TRANSACTIONS

Professional fees

During the three months ended March 31, 2022 and 2021, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	Three months ended March 31, 2022	Three months ended March 31, 2021
Professional fees - expense	44	45
Professional fees - capital stock issuance costs	-	123

	March 31, 2022	December 31, 2021
Payable to Koffman Kalef LLP	18	6

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration expense	Exploration and evaluation expenditures	Total
Three months ended March 31, 2022
Management fees(1)	$35	$30	$35	$100
Management remuneration(2)	114	95	7	216
Director fees	-	71	-	71
Share-based compensation - stock options	139	135	46	320
Share-based compensation - restricted share units	25	21	9	55
	$313	$352	$97	$762

Three months ended March 31, 2021
Management fees(1)	$46	$23	$24	$93
Management remuneration(2)	82	119	3	204
Director fees	-	69	-	69
Share-based compensation - stock options	66	92	15	173
	$194	$303	$42	$539

(1) Total management fees were paid to a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

6.  RELATED PARTY TRANSACTIONS (continued)

Other transactions

• The Company has an employee providing technical services who is an immediate family member of the CEO. During the three months ended March 31, 2022 and 2021, the Company recorded the following for this employee:

		Expensed
	Mineral property, plant, and equipment	Remuneration expense	Exploration and evaluation expenditures	Total
Three months ended March 31, 2022
Remuneration	$15	$3	$16	$34
Share-based compensation - stock options	9	2	10	21
Share-based compensation - restricted share units	1	-	1	2
	$25	$5	$27	$57

Three months ended March 31, 2021
Remuneration	$17	$6	$9	$32
Share-based compensation - stock options	6	2	3	11
	$23	$8	$12	$43

• The Company recorded a loan receivable due from an officer of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2022. The loan receivable balance is as follows:

	March 31, 2022	December 31, 2021
Loan receivable	45	44

• The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During the three months ended March 31, 2022 and 2021, the following transactions occurred:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Costs allocated to Goldsource	20	22

	March 31, 2022	December 31, 2021
Receivable from Goldsource	11	23

7.  CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of March 31, 2022, the Company had 145,868,764 common shares and no preferred shares outstanding.

Three months ended March 31, 2022

During the three months ended March 31, 2022, the Company issued 220,000 common shares at prices ranging from C$1.84 per share to C$8.24 per share for gross proceeds of $492 upon the exercise of stock options.

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

7.  CAPITAL STOCK (continued)

Year ended December 31, 2021

In February 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of US$9.20 per common share for gross proceeds of $138,069. The Company incurred $6,645 of related capital stock issue costs.

The Company also issued 1,311,633 common shares at prices ranging from C$1.88 per share to C$8.24 per share for gross proceeds of $2,754 upon the exercise of stock options.

Stock options

The Company has a "rolling 5.5%" Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a collective maximum of 5.5% of the then issued and outstanding common shares. The exercise price of any option is the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company's stock option transactions during the period (year) is as follows:

	Three months ended March 31, 2022		Year ended December 31, 2021
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of period (year)	6,216,700	$6.37	6,031,500	$4.55
Granted	-	-	1,562,500	10.36
Exercised*	(220,000)	2.84	(1,311,633)	2.63
Forfeited	(15,000)	10.80	(65,667)	8.80
Outstanding, end of period (year)	5,981,700	$6.49	6,216,700	$6.37

*During the three months ended March 31, 2022, the weighted average market value of the Company's shares at the dates of exercise was C$11.58 (December 31, 2021 - C$11.04).

During 2021, the Company granted 1,562,500 stock options to officers, employees, and contractors with exercise prices ranging from C$9.79 to C$10.87 and expiring five years from the grant date. These options vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

Stock options outstanding and exercisable as of March 31, 2022 are as follows:

		Options outstanding		Options exercisable
	Exercise	Number of shares	Remaining life	Number of shares
Expiry date	price (C$)	issuable on exercise	(years)	issuable on exercise
August 4, 2022	$1.88	362,500	0.35	362,500
January 2, 2023	$1.84	255,000	0.76	255,000
January 4, 2023	$1.94	570,000	0.76	570,000
November 13, 2023	$3.30	100,000	1.62	100,000
December 14, 2023	$3.24	1,235,000	1.71	1,235,000
May 30, 2024	$4.54	110,250	2.17	110,250
September 4, 2024	$8.21	842,500	2.43	842,500
December 19, 2024	$8.24	747,950	2.72	492,532
September 14, 2025	$12.53	150,000	3.46	50,000
November 11, 2025	$12.63	25,000	3.62	8,333
December 7, 2025	$11.22	50,000	3.69	16,667
February 25, 2026	$10.87	742,000	3.91	247,333
July 26, 2026	$9.97	100,000	4.32	-
August 3, 2026	$10.80	37,500	4.35	-
December 21, 2026	$9.79	654,000	4.73	-
		5,981,700		4,290,115

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

7.  CAPITAL STOCK (continued)

Stock options (continued)

The weighted average remaining life of options outstanding is 2.46 years.

Share-based compensation

The fair value of options granted during 2021 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

Year ended December 31, 2021
Expected option life (years)	3.56
Expected volatility	54.90%
Expected dividend yield	-
Risk-free interest rate	0.72%
Expected forfeiture rate	1.00%
Fair value per option (C$)	$4.12
Total fair value	$5,137

A summary of the Company's share-based compensation for options vested during the period (year) is as follows:

	Three months ended March 31, 2022	Year ended December 31, 2021
Portion of options granted during 2019 which vested in the period (year)
Share-based compensation expense	$20	$209
Exploration and evaluation expenditures	10	81
Mineral property, plant, and equipment	30	316
Subtotal, options granted during 2019	60	606

Portion of options granted during 2020 which vested in the period (year)
Share-based compensation expense	29	226
Exploration and evaluation expenditures	7	55
Mineral property, plant, and equipment	22	174
Subtotal, options granted during 2020	58	455

Portion of options granted during 2021 which vested in the period (year)
Share-based compensation expense	196	414
Exploration and evaluation expenditures	96	154
Mineral property, plant, and equipment	384	902
Subtotal, options granted during 2021	676	1,470

Subtotal, share-based compensation expense	245	849
Subtotal, exploration and evaluation expenditures	113	290
Subtotal, mineral property, plant, and equipment	436	1,392
Total share-based compensation on vested options	$794	$2,531

Share-based compensation expense
Share-based compensation expense - stock options	$245	$849
Share-based compensation expense - deferred share units	141	869
Share-based compensation expense - restricted share units	34	3
Total, share-based compensation expense	$420	$1,721

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

7.  CAPITAL STOCK (continued)

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation. At the time that stock options are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Three months ended March 31, 2022	Year ended December 31, 2021
Balance, beginning of period (year)	$9,782	$8,978
Share-based compensation, stock options	794	2,531
Stock options exercised, reallocated to capital stock	(298)	(1,619)
Stock options forfeited, reallocated to deficit	(12)	(108)
Balance, end of period (year)	$10,266	$9,782

Share unit plan

On June 15, 2021, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant share units ("SUs"), including restricted share units ("RSUs"), performance share units and deferred share units ("new DSUs").  The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan.  With the implementation of the SU Plan, the Company's former cash-settled DSU plan ("old DSU plan") was phased out and no new awards of DSUs will be granted under that plan.

The SUs will be subject to any combination of time-based vesting and performance-based vesting conditions as the Board of Directors shall determine from time to time. Unless set forth in the particular award agreement, the Board of Directors may elect one or any combination of the following settlement methods for the settlement of SUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. While the SUs issued during 2021 did not specify a method of settlement, the Company determined that at least a portion would be settled by a brokered purchase or cash. Accordingly, the Company recorded the value of SUs issued during 2021 as an accrued liability.

DSUs

Old DSU plan

During 2019, the Board of Directors approved the old DSU plan. Each DSU that was granted under the old DSU plan (“old DSU”) entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. Old DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to old DSUs is calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As old DSUs are cash settled, the Company records a corresponding liability in accounts payable and accrued liabilities. Old DSUs will remain in effect but no further old DSUs may be awarded under the old DSU plan as the Company adopted the SU Plan (see above).

During 2021, the Company issued 57,000 old DSUs (excluding new DSUs) to directors of the Company as compensation for service in 2020.

New DSUs

During 2021, the Company issued a total of 66,000 new DSUs to directors of the Company. New DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to new DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period and the Company records a corresponding liability in accounts payable and accrued liabilities.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

7.  CAPITAL STOCK (continued)

DSUs (continued)

Share-based compensation expense and accrued DSU liability

As of March 31, 2022, the market value of the Company's common shares was C$11.14 (December 31, 2021 - C$10.00). Accordingly, during the three months ended March 31, 2022, the Company recorded share-based compensation expense of $141 (December 31, 2021 - $869) from all DSUs granted to March 31, 2022. At March 31, 2022, the Company recorded an accrued liability of $1,395 (December 31, 2021 - $1,234) for all DSUs.

The following table summarizes the change in the accrued DSU liability:

	Three months ended March 31, 2022	Year ended December 31, 2021
Outstanding, beginning of period (year)	$1,234	$373
Change in accrued DSU liability	141	869
Effect of foreign currency translation	20	(8)
Outstanding, end of period (year)	$1,395	$1,234

RSUs

During 2021, the Company issued a total of 83,500 RSUs to officers and employees of the Company. These RSUs vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively. Share-based compensation of RSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Where RSUs are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Share-based compensation is recognized over the tranche's vesting period as either an expense, exploration and evaluation expenditure, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested RSUs is remeasured at each reporting date to the current market price of the Company's shares.

As of March 31, 2022, the market value of the Company's common shares was C$11.14 (December 31, 2021 - C$10.00). Accordingly, during the three months ended March 31, 2022, the Company recorded share-based compensation of $112, including an expense of $34, exploration and evaluation expenditures of $18, and mineral property, plant, and equipment of $60.  As at March 31, 2022, the Company recorded an accrued liability of $125 (December 31, 2021 - $11) for RSUs.

The following table summarizes the change in the accrued RSU liability:

	Three months ended March 31, 2022	Year ended December 31, 2021
Outstanding, beginning of period (year)	$11	$-
Change in accrued RSU liability	112	11
Effect of foreign currency translation	2	-
Outstanding, end of period (year)	$125	$11

8. SEGMENTED INFORMATION

During the three months ended March 31, 2022 and 2021, the Company had two operating segments: the Las Chispas Project and El Picacho Property ("Picacho"), which is in the exploration phase. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company's business units.

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

8. SEGMENTED INFORMATION (continued)

Significant information relating to the Company's reportable operating segments during the three months ended March 31, 2022 and 2021 is summarized below:

	Las Chispas	Picacho	Corporate	Total
Loss for the three months ended March 31, 2022	$(56)	$(1,709)	$(6,981)	$(8,746)

Capital additions during the three months ended March 31, 2022
Mineral property	$14,103	$-	$-	$14,103
Plant and equipment	7,296	-	-	7,296
Total capital additions	$21,399	$-	$-	$21,399

Total assets as at March 31, 2022	$202,435	$2,489	$163,048	$367,972
Total liabilities as at March 31, 2022	$97,496	$737	$2,930	$101,163

Loss for the three months ended March 31, 2021	$-	$(2,161)	$(10,490)	$(12,651)

Capital additions during the three months ended March 31, 2021
Mineral property	$12,091	$-	$-	$12,091
Plant and equipment	21,680	-	-	21,680
Total capital additions	$33,771	$-	$-	$33,771

Total assets as at December 31, 2021	$181,318	$2,489	$185,170	$368,977
Total liabilities as at December 31, 2021	$95,716	$1,248	$3,743	$100,707

9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand to fund the Company's operations.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, contractual obligations, shown in contractual undiscounted cash flows, at March 31, 2022:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$10,683	$-	$-	$-	$10,683
Lease liabilities	188	107	78	140	513
Credit facility(1)	7,711	103,016	-	-	110,727
Reclamation and closure provision(2)	-	-	-	5,579	5,579
TOTAL	$18,582	$103,123	$78	$5,719	$127,502

(1) Debt interest payments calculated based on interest rate in effect on March 31, 2022. Interest rate may vary (note 4).

(2) Estimated undiscounted cash flows.

The Company believes its cash and cash equivalents at March 31, 2022 of $152,013 is sufficient to settle its commitments through the next 12 months.

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
March 31, 2022
Cash and cash equivalents	$135,107	$434	$135,541
Amounts receivable	47	-	47
Value-added taxes receivable	-	25,779	25,779
Total financial assets	135,154	26,213	161,367
Less: accounts payable and accrued liabilities	(139)	(1,943)	(2,082)
Net financial assets	$135,015	$24,270	$159,285

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in C$ against US$ or US$ against MX$ would result in the following impact on the Company's net loss for the period:

March 31, 2022
C$/US$ exchange rate - increase/decrease 1%	$1,350
US$/MX$ exchange rate - increase/decrease 1%	$243

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At March 31, 2022, the amounts receivable balance of $106 (December 31, 2021 - $88) consisted primarily of $56 (December 31, 2021 - $67) due from related parties (note 6) and interest receivable of $47 (December 31, 2021 - $20) on short-term interest bearing instruments. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At March 31, 2022, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.75%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $1,495 decrease ($1,070 increase) in the Company's loss and comprehensive loss for the period.

The Company's debt has an interest rate of 6.95% per annum plus the greater of either 3-month LIBOR or 1.5%. At March 31, 2022, 3-month LIBOR was 0.96% and a one percentage point increase in interest rates would result in a $102 increase in interest for the period. Interest on the Company's debt is capitalized to mineral property, plant, and equipment. Due to upcoming LIBOR reforms, the interest rate of the Company's debt may change upon the transition to the successor interest rate benchmark to 3-month LIBOR.

17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's SU plan (note 7), the Company recorded the fair value of SUs in accounts payable and accrued liabilities. The Company's accounts payable and accrued liabilities related to SUs are measured using level 2 inputs. The carrying values of lease liabilities and debt approximate their fair values as a result of relatively unchanged interest rates since inception of the lease liabilities and debt.

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value because of their short-term nature.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
March 31, 2022
Financial assets
Amounts receivable	$-	$106	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(1,520)	(9,163)	-	(1,520)	-
Lease liabilities	-	(407)	-	-	(407)
Debt	-	(87,364)	-	-	(87,364)
Net financial instruments	$(1,520)	$(96,828)	$-	$(1,520)	$(87,771)

December 31, 2021
Financial assets
Amounts receivable	$-	$88	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(1,245)	(9,140)	-	(1,245)	-
Lease liabilities	-	(441)	-	-	(441)
Debt	-	(87,168)	-	-	(87,168)
Net financial instruments	$(1,245)	$(96,661)	$-	$(1,245)	$(87,609)

18

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
THREE MONTHS ENDED MARCH 31, 2022

10. SUBSEQUENT EVENTS

Subsequent to March 31, 2022, the following occurred:

• The Company granted 227,000 stock options to recently hired employees and a consultant of the Company with exercise prices ranging from C$9.69 to C$11.14 per share which expire five years from the grant date. These options vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

• The Company granted 13,000 RSUs to a consultant of the Company. These RSUs vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

• The Company issued 50,000 common shares at a price of C$1.88 per share for gross proceeds of $94 upon the exercise of stock options.

• The Company settled 24,500 DSUs by paying C$278. This settlement of DSUs was related to the retirement of a Director on March 31, 2022.

• The Company's Board of Directors approved a new stock option plan (the "New SOP") which will replace the current Stock Option Plan. Adoption of the New SOP is subject to shareholder and regulatory approval. Like the current Stock Option Plan, the New SOP is a "rolling 5.5%" plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 5.5% of the then issued and outstanding common shares.

19